

Mail Stop 4561

July 17, 2017

Paul Holt
Chief Financial Officer
NantHealth, Inc.
9920 Jefferson Blvd.
Culver City, CA 90232

      **Re:**    **NantHealth, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2016**
             **Filed March 31, 2017**
             **File No. 001-37792**

Dear Mr. Holt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Investment in Related Party, page 122

1.     To the degree it is reasonably possible that your estimate of the impairment of the equity method investment in NantOmics will change in the near term, please revise future disclosure to include an analysis of your estimate's sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Provide both qualitative and quantitative disclosure if quantitative information is reasonably available. Refer to Section V of SEC Release No. 33-8350.

NantHealth Consolidated and Combined Financial Statements

Note 10. Investments, page 151

2.      In view of your disclosure that indicates your preferred stock investment in IOBS is convertible into common please tell us how you concluded that this investment is not in-substance common stock pursuant to ASC 323-10-15-13 such that the equity method of accounting would be required.  In your response, please address how you considered the degree of significant influence your board representation would have on application of the equity method pursuant to ASC 323-10-15-6.  Also, please tell us whether you evaluated the need to provide separate financial statements for this entity pursuant to Rule 3-09 of Regulation S-X.

Note 11. Variable Interest Entities, page 153

3.      Please revise your future filings to disclose the following information for IOBS:

- Your maximum exposure to loss as a result of your involvement with this entity, to include how this amount is determined and the significant sources of exposure to the VIE.

- Discuss any arrangements that could require you to provide financial support or otherwise expose you to a loss.

Refer to ASC 810-10-50-12 and 810-10-50-15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services